

TECHNOLOGY IS COMPLETELY DISRUPTING THE GREATER REAL ESTATE INDUSTRY

CREATING A MUCH MORE EFFICIENT HOME BUYING & SELLING PROCESS



PRE-APPROVALS

In 5 minutes or less
with Rocket Mortgage



INSTANT OFFERS

With a click of a button
from Opendoor



CUSTOM SEARCHES

To quickly find your next
home on Zillow



BUT REALTORS ARE WASTING TIME AND MONEY WAITING FOR PHOTOS TO PUBLISH LISTINGS



TIME IS MONEY

Despite this shift, realtors and iBuyers are waiting an average of 5-7 days to book a shoot and receive completed media


NEXT DOOR
P H O T O S

PUBLISH LISTINGS FASTER WITH NEXT DOOR PHOTOS



1 MINUTE

Live online ordering



1 APPOINTMENT

For all listing media



1 DAY

To capture a listing and 1 day delivery



NEXT DOOR PHOTOS

LOCAL OWNER/OPERATORS POWERED BY AN ENTERPRISE PLATFORM



PARTNERSHIP

Empower entrepreneurs
with business ownership



PLATFORM

Seamless client interface
and automated workflow
providing 12-hour
turnaround on media



EDITING NETWORK

3 global editing partners
for risk reduction
& capacity



NEXT DOOR
P H O T O S


LOCAL
JENNIE photography
LOCAL COMPETITORS
ANGELA LANCE photography
NO PLATFORM
NEXT DOOR PHOTOS
ENTERPRISE PLATFORM
80%
Revenue from local clients
VHT STUDIOS
NATIONAL COMPETITORS
20%
Revenue from national/regional clients
planomatic
NATIONAL

SIGNIFICANT OPPORTUNITY & GROWING MARKET ADOPTION



$2B+ ANNUALLY

Each year over 5M homes get listed with $400 worth of listing services. Commercial & rental markets also increase opportunity



ADOPTION

Professional RE Photography market adoption rate grew from 12% in 2013 to 35% in 2019



CONSUMER DEMAND

Once a luxury, professional RE Photography now demanded by buyers and seller alike



NEXT DOOR
P H O T O S

PROOF OF CONCEPT DATA FROM 2019



SCALABLE PLATFORM

NDP photographed
27,000+ listings with
an average of

**72,000 PHOTOS
EDITED PER MO.**



LOCAL OWNERSHIP

NDP Grand Rapids
(launched Q2, 2016) had
total revenue of

$833,000



SALES GROWTH

NDP grew it's customer base
(including Opendoor and
Zillow) to

5,000+ REPEAT CLIENTS



NEXT DOOR
P H O T O S

TRACTION SINCE LAUNCHING IN Q4 OF 2015

NDP LOCATIONS

42

[175+ PHOTOGRAPHERS]

TOTAL REVENUE

$8.65M

[$4.75M IN '19]

EDITING TEAMMATES

300+

[IN 3 COUNTRIES]



NEXT DOOR
P H O T O S

NDP LEADERSHIP TEAM



> 20+ years in leadership roles
in manufacturing organizations
> Specializes in systems, workflow
development and scaling businesses
> Mechanical Engineering Degree

Paul Vander Kuyl
Co-Founder | CEO



> 8+ years leading Real Estate
Photography companies
> Specializes in sales, marketing,
and creating healthy culture
> Communications Degree

Taylor Blom
Co-Founder | CRO



Chad Kinkle
Regional Director



Rob Flint
Regional Director



Jenn Granahan
Director of People



Aaron Mason
Director of Expansion



Sam Shooster
Regional Director



Russ Fyfe
Director of IT/IS



Maria Herrera
Director of Operations



Caleb Groeneweg
Director of Product

IN SOLVING THE REALTOR'S PROBLEM WE FOUND A PROBLEM WITHIN THE PROBLEM



BROKEN SUPPLY CHAIN

NDP's fast turnaround time is made possible through a global supply chain but the one we uncovered was filled with corruption, destruction, and exploitation



NEXT DOOR
PHOTOS

SO WE CREATED A REDEMPTIVE SUPPLY CHAIN WITH VERIFIED IMPACT



SUPPLY CHAIN

NDP helped launch NDP Edits & EduPlus--two of our three supply chain partners who are making an impact around the world through creating sustainable jobs



RESTORATION

Each shoot provides up to 4 hours of editing for those rescued from human trafficking, at severe risk of exploitation, or members of underserved populations



CERTIFIED B-CORP

NDP was awarded B Corp Certification in 2017 to validate our commitment to social and environmental sustainability



NEXT DOOR
PHOTOS

WITH YOUR HELP
WE'RE JUST GETTING STARTED



USE OF FUNDS

$500k projected raise:
- 5% Product Development
- 10% Marketing Expenses
- 10% Working Capital
- 20% Team Growth
- 50% Recapitalization



GROWTH

**NDP plans to have 250 locations by 2025--powered by 5000+ editors & 4000+ media pros with plans to expand internationally and into complimentary verticals in real estate



PROJECTIONS

**2020 - $9.7M (80 locations)
**2021 - $22.4M (120 locations)
**2022 - $41.7M (160 locations)
**2023 - $67.1M (200 locations)



NEXT DOOR
P H O T O S

These figures are forward-looking and cannot be guaranteed